

January 7, 2011

Ms. Dorothy Whitehouse
Chief Executive Officer, President and Director
On-Air Impact, Inc.
130 Maple Avenue, Suite 6D
Red Bank, NJ 07701

> **Re: On-Air Impact, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-168413**

Dear Ms. Whitehouse:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 16

Goals, page 17

1. We note your responses to comments 6 and 7 of our letter dated November 17, 2010. We further note your statement, "First, to commission a consumer research project by a research firm within the next 6 months. We estimate that it will take 6 months to complete the study." (Our emphasis). We also note that it will take another 6 months to develop the custom software after the consumer research has been completed. Finally, we note your statement, "We estimate sales to begin approximately twelve (12) months following closing of the offering…," on page 37. For this last statement to be accurate, the consumer research project would need to be commission immediately after the closing of the offering. As such, please revise your disclosure accordingly or advise.

Operating Strategies, page 18

Formation of Core Offering, page 18

2. We note your response to comment 14 in our letter dated November 17, 2010 and re-issue the comment, in part. Please clarify whether the commission of the consumer research project will be on an exclusive basis or whether it will also be available to your competitors.

Password Protected Website, page 18

3. We note your response to comment 16 in our letter dated November 17, 2010 and re-issue the comment. Please provide the basis for your statement, "This will serve as another point of difference from the competition, whose interface is unnecessarily complex."

Merging the market study with the software program, page 19

4. We note your response to comment 17 in our letter dated November 17, 2010 and re-issue the comment. Please provide the basis for your statement, "Unlike our competitors… the On-Air Impact value will be expressed in the form of a monetary range…"

5. We note your response to comment 18 in our letter dated November 17, 2010 and re-issue the comment. We note your statement, "our competitors will not direct have to our software [sic]." Please confirm if the software will be available to be purchased from the outside programmer.

Competitive Overview, page 20

Overview, page 20

6. We note your revision in response to comment 23 of our letter dated November 17, 2010. Please further expand your disclosure to indicate what the meetings and presentations will be set up to achieve.

Use of Proceeds, page 22

7. Please properly identify all the footnotes in each of the tables.

8. On page 37, under "Proposed Milestones to Implement Business Operations," you stated that you anticipate the research project to cost an average of $5,000. In this

section, you have disclosed that the consumer research program will cost $55,000. Please reconcile your disclosure.

9. Please clarify and revise the working capital amount in the first table under "Application of Proceeds Assuming 10% of total Offering is attained."

10. Please revise the third table on page 24 so that the line items tally with the gross offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Proposed Milestones to Implement Business Operations, page 38

11. We note your response to comment 3 in our letter dated November 17, 2010. We further note your disclosure in this section. Please provide the basis for the intended clients you have listed. For example, please indicate whether you have initiated talks with any of them. If not, please so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Philip Magri, Esq.
       The Sourlis Law Firm
       Via facsimile (732) 530-9008